Contact

www.linkedin.com/in/billmurraylv
(LinkedIn)
www.christianangelinvestors.com
(Personal)

Top Skills

International Investments
Entrepreneur
Strategic Planning

Languages

English (Native or Bilingual)
German (Professional Working)

Honors-Awards

Blue Moon Advisors Certificate of
Achievement

Bill Murray

Christian Angel Investors
Las Vegas

Summary

Christian Angel Investors, www.Christianangelinvestors.com, is where Christian Investors can support and invest in stellar Christian owned companies! Contact me or go to our website to see how you can put this into action.

Why Las Vegas? In 2004, I was consulting a Christian TV Network that had just purchased a low-power TV station. When they turned it on, it was the first time that Las Vegas had 24/7 local Christian programming. I stayed here, because Las Vegas is home to over 20,000 business conventions annually, more than any city on earth. I do a lot less traveling now!

I have over 30 years of Sales Management experience, in both the US and Europe. Positions involved the management, recruitment, and training of sales personnel to successfully reach set goals within various fields. Founder - Christian Angel Capital Network, which provides an online platform to match Christian investors with Christian entrepreneurs. Visit our website at www.Christianangelinvestors.com.

Specialties: Domestic & Intl Investments; Sales Mgmt, Bus Strategy; New Bus Development; Entrepreneur; Bus Consulting and Planning; Leadership Dev; Contract Negotiation; Intl Finance; Foreign Language (German); FAA Licensed Pilot; Television Film Production; Christian Education.

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Experience

US Capital Global Advisors Association
Certified US Capital Global Advisor
July 2020 - Present (1 year)
San Francisco, California, United States

US Capital Global Advisors Association is a Private Sector Ratings Agency that engages verified lenders and investors with qualified companies seeking capital. As a member of the prestigious US Capital Global Advisor Association, Mr. Murray advises startup and early-phase companies in the 50 ways to capitalize a venture. In short, he prepares them to be "capital ready" for investors and lenders.

Christian Angel Capital Network
CEO
January 2010 - Present (11 years 6 months)
Las Vegas, Nevada Area

Our website, www.Christianangelinvestors.com, was created to meet the needs of every investor and entrepreneur within the faith-based community. Christian Angel Investors (CAI) offers an online platform where Christian investors and entrepreneurs can meet and conduct business. There aren't any fees associated with these business relationships, such as a funding "finder" fee. Christian Angel Investors is not a brokerage, wealth management company or investment advisory, but simply a platform for Christians in business to interact.

CAI also offers a variety of services specifically designed to assist investors and entrepreneurs alike. Over 7500 Entrepreneurs have sent business plans for review over the last 10 years. We understand your needs! Mr. Murray held both a National Association of Securities Dealers, now FINRA, Series 7 (Securities Account Executive) & Series 24 (Securities Principal Compliance Officer) in his capacity as a Branch Manager at a brokerage firm's offices, located both in the US and Europe.

Murray Business Consulting
CEO
August 2004 - Present (16 years 11 months)
Las Vegas, Nevada Area

Providing the following consulting services: Strategic Planning, Business Model Validation, Sales Management & Staff Training, Marketing Effectiveness Evaluation, Issues Resolution, CRM Effectiveness, Culture Assessment, Identify Hidden Opportunities, Employee Engagement Assessment, Board Effectiveness, Retention Strategies, Recruitment, Negotiation, Emergency Management, Management & Staff Coaching, Securities Offering Structuring, Issues & Compliance, Creating "Out of the Box" Solutions.

Provide consulting services to the following companies (partial list):
Iowa Beef Processors, Marriott Vacations Worldwide, G&K Services, Prudential Americana Group Real Estate, Total Living Network, Daily Body Restore, Digital Reliance, SAC Marketing, Strategic Products & Services, McLeod USA Telecommunications, HP - Enterprise Services Div, Eno Petroleum Corp, Grizzly Adams Film Productions, and many other businesses in the US and Europe.

NASD Securities Firms
Securities Compliance Officer
September 1981 - August 2004 (23 years)
Denver, Colorado and Munich, Germany

Served as the Branch Manager of the Munich, Germany branch office of a Denver National Association of Securities Dealers (NASD, now FINRA) licensed brokerage firm. Duties included office management, maintaining compliance with US and German securities laws, broker recruitment, training and management, advertising/PR, liaison between US and German legal counsel and customer relations. Also served as the NASD licensed Compliance Officer at one of the first day trading boutiques in the US to ensure 100% corporate compliance to all of the regulatory laws and statues of the securities industry.

US ARMY, Army Security Agency
German Language Specialist
April 1973 - March 1977 (4 years)
US, Europe

The Army Security Agency (ASA) was the Army's intelligence gathering arm and was responsible for the collection and analysis of foreign communications. It is now known as the US Army Intelligence and Security Command (INSCOM). He was trained to speak German at the Defense Language Institute in Monterey, CA and later trained to intercept and analyze high-level voice traffic from East Germany, during the time it was under Communist rule. He also received his FAA Pilot's license flying military and private aircraft during this time.

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Education

University of Colorado Boulder - Leeds School of Business
BS, Intl Business & Finance